100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

March 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 40-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PolyMet Mining Corp. has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 28, 2018.

PolyMet Mining Corp.

By:	/s/ Patrick Keenan
Name:	Patrick Keenan
Title:	Chief Financial Officer